Exhibit 99.1

EXECUTION COPY

Alcon, Inc.
P.O. Box 62
Bösch 69CH-6331 Hünenberg
Switzerland

December 10, 2009

Nestlé S.A.
Avenue Nestlé 55
1800 Vevey
Switzerland
Attention: Group General Counsel

Novartis AG
Lichtstrasse 35
4056 Basel
Switzerland
Attention: Group General Counsel

Re: Shareholder Coordination Letter

Ladies and Gentlemen:

We refer you to the Amended and Restated Registration Rights Agreement, dated as of December 10, 2009 (the "Nestlé Registration Rights Agreement"), between Alcon, Inc., a company organized under the laws of Switzerland (the "Company") and Nestlé S.A., a company organized under the laws of Switzerland ("Nestlé"), and to the Registration Rights Agreement, dated as of December 10, 2009 (the "Novartis Registration Rights Agreement" and, together with the Nestlé Registration Rights Agreement, the "Existing Registration Rights Agreements"), between the Company and Novartis AG, a company organized under the laws of Switzerland ("Novartis" and each of Novartis and Nestlé, a "Shareholder"). This letter agreement sets forth our mutual understanding and agreement regarding the modification of certain provisions of each Existing Registration Rights Agreement, as well as the other matters contained herein, in each case to ensure an orderly and efficient process for any future sales by Nestlé or Novartis of any Registrable Securities and applicable solely in the event that the Purchase and Option Agreement, dated as of April 6, 2008 (the "Purchase and Option Agreement"), between Nestlé and Novartis is terminated pursuant to Section 9.5 thereof (the date, if any, of such termination, the "P&O Termination Date"). Capitalized terms used but not defined herein have the meanings ascribed thereto in the Nestlé Registration Rights Agreement or the Novartis Registration Rights Agreement, as applicable.

Effective immediately upon the P&O Termination Date, each Existing Registration Rights Agreement is hereby amended, without the need for further action by any party, solely to the extent necessary to give effect to the provisions set forth in paragraphs 1 through 12 below:

1. Notwithstanding Sections 2 and 4 of each Existing Registration Rights Agreement, Nestlé may only make a total of four requests for registration ("Demands") under Sections 2(a) and 4(a) of the Nestlé Registration Rights Agreement, and Novartis may only make a total of four Demands under Sections 2(a) and 4(a) of the Novartis Registration Rights Agreement. For purposes of this letter agreement a request for the filing of a Shelf Registration Statement under Section 4(a) of an Existing Registration Rights Agreement shall count as a single Demand but that separate requests to conduct individual "shelf takedowns" pursuant to the same Shelf Registration Statement shall not count as additional Demands (but, for the avoidance of doubt, shall constitute Offerings (as hereinafter defined) that are subject to the procedures set forth herein. The Shareholder making a Demand shall copy the other Shareholder on the written demand notice (each such notice, a "Demand Notice") delivered to the Company. If at any time one but not both of Nestlé and Novartis shall beneficially own fewer than 5% of the total number of outstanding Common Shares, then the number of any unused Demands belonging to such former 5% Shareholder shall be automatically added to the number of any remaining Demands then held by such other Shareholder. The Company's obligations under Sections 2(a) and 4(a) of the respective Existing Registration Rights Agreements (and its concomitant obligations under Section 7 thereof) shall not apply to a Demand if, in the opinion of counsel to the Company delivered to the demanding Shareholder, (i) the proposed Offering can be made in the manner proposed by the demanding Shareholder without the necessity of registration of the securities to be offered under the Securities Act and (ii) the securities to be offered will be freely tradeable without restriction following such Offering; provided, however, that the obligations of the Company set forth in paragraph 5 below will continue to apply to such Offering and the Demand in respect of such Offering shall count as a Demand for purposes of this letter agreement.

2. (a) Each Shareholder intending to conduct an offering of Registrable Securities (in such capacity, a "Requesting Shareholder"), whether pursuant to a Demand, a shelf takedown under a previously filed Shelf Registration Statement or some other form of offering or distribution (each such transaction, an "Offering"), shall give the other Shareholder (in such capacity, a "Non-Requesting Shareholder") and the Company valid written notice (each such valid notice, an "Offer Notice") of its intention

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to conduct such an Offering, which Offer Notice shall state that the Offering will occur within a period beginning on the Applicable Offering Period Start Date and ending 45 business days thereafter (the "Offering Period"). The "Applicable Offering Period Start Date" means (i) if the Requesting Shareholder is the Priority Shareholder (as hereinafter defined) and a Demand Notice is not required, two business days after the date of such Offer Notice, (ii) if the Requesting Shareholder is the Priority Shareholder and a Demand Notice is required, five business days after the date of such Offer Notice, and (iii) if the Requesting Shareholder is not the Priority Shareholder, five business days after the earlier to occur of (A) receipt by the Company and the Requesting Shareholder of a copy of the written waiver from the Non-Requesting Shareholder of its right to deliver a Priority Notice (as hereinafter defined) or (B) the expiration of the Preemption Notice Period (as hereinafter defined) if a Priority Notice (as hereinafter defined) is not delivered during such period. The notice requirement in this paragraph 2(a) is independent of any requirement to deliver a Demand Notice, if applicable.

(i)   If the Requesting Shareholder is at the time of the Offer Notice the Priority Shareholder, then the Requesting Shareholder may proceed with the Offering contemplated by the Offer Notice and the Non-Requesting Shareholder shall not be permitted to participate in such Offering and shall be required to comply with paragraph 3 below.

(ii)   If the Non-Requesting Shareholder is at the time of the Offer Notice the Priority Shareholder, such Non-Requesting Shareholder shall have until the later of (i) 210 calendar days after the pricing of the most recent offering by the Requesting Shareholder and (ii) 90 calendar days after the date of any such Offer Notice (the "Preemption Notice Period") in which to give valid written notice (each such valid notice, a "Priority Notice") to the Requesting Shareholder and the Company of its intention to conduct an Offering of its own, which Priority Notice shall state that the Offering will occur within an offering period (the "Preemption Offering Period") beginning on the date that is two business days after the Company's and the Requesting Shareholder's receipt of such Priority Notice and ending 45 business days after the last day of the Preemption Notice Period. In the event that a valid Priority Notice is delivered within the Preemption Notice Period, (A) the Offer Notice and any related Demand Notice delivered by the Requesting Shareholder shall be deemed to be null and void (and, in the case of a Demand Notice, shall not count as a Demand pursuant to paragraph 1), (B) the Priority Shareholder shall thereafter be deemed the Requesting Shareholder with respect to the Offering contemplated by the Priority Notice, and (C) the original Requesting Shareholder shall not be permitted to participate in such Offering and shall be required to comply with paragraph 3 below.

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(iii)   Any Offer Notice or Priority Notice must specify a good faith estimate of the number of Registrable Securities expected to be disposed of by the Requesting Shareholder or Priority Shareholder, as applicable, a good faith estimate of the launch date and pricing date for the proposed Offering and the intended method of distribution thereof. An Offer Notice or a Priority Notice pursuant to which a Requesting Shareholder or Priority Shareholder proposes to conduct a "shelf takedown" Offering from an existing Shelf Registration Statement shall be valid only if such Offer Notice or Priority Notice (x) specifies a number of Registrable Securities (A) having an aggregate market value of at least U.S.$ 1 billion (calculated using the One Week VWAP (as defined in the Purchase and Option Agreement) as of the date of such Offer Notice or Priority Notice) or (B) representing at least 5% of the total number of outstanding Common Shares as of the date of such Offer Notice or Priority Notice and (y) states that such Offering is to be conducted pursuant to fixed price, firm commitment underwriting arrangements.

(b)   If the Non-Requesting Shareholder is at the time of the Offer Notice the Priority Shareholder but does not deliver a valid Priority Notice within the Preemption Notice Period or waives in writing its right to deliver a Priority Notice, then the Requesting Shareholder may proceed with the Offering contemplated by the Offer Notice on the Applicable Offering Period Start Date and the Non-Requesting Shareholder shall not be permitted to participate in such Offering and shall be required to comply with paragraph 3 below.

(c)   A Shareholder shall become the "Priority Shareholder" and the previous Priority Shareholder shall cease to be the Priority Shareholder either (i) upon the completion of an Offering by the previous Priority Shareholder or (ii) if pricing of the relevant Offering triggered by the delivery of a Offer Notice or Priority Notice by the previous Priority Shareholder does not occur on or before 11:59 pm New York time, on the last day of the applicable Offering Period or Preemption Offering Period (the "Outside Time"), as of the Outside Time. Initially, Novartis shall be the Priority Shareholder.

(d)   If a Shareholder elects to sell or otherwise transfer, in one transaction or series of related transactions, 20% or more of its Common Shares to a purchaser or group of related purchasers in a private transaction not constituting an Offering that is to be agreed, announced or consummated during such time as the Stockholder is not the Priority Shareholder, then the Shareholder shall (i) prior to reaching agreement in principle as to the price and form of consideration to be paid for such Common Shares with the purchaser, give 60 days prior written notice to the Priority Shareholder of such proposed transaction and (ii) from time to time following any such notice, keep the Priority Shareholder reasonably informed regarding the proposed transaction, in the case of each of clause (i) and (ii) including the name of the proposed purchaser, the number of Common Shares to be transferred and the proposed price and other material terms and conditions (to the extent then known).

3. Unless the Requesting Shareholder in any Offering otherwise agrees, neither the Non-Requesting Shareholder nor the Company (other than, in the case of the Company, issuance of shares pursuant to the exercise of employee stock options or other compensation plans) shall effect any sale, transfer or other distribution of Common Shares (or of any securities convertible into or exchangeable for Common Shares) during the period commencing on the date of the relevant Offer Notice or Priority Notice, as applicable, and ending on the earlier of (i) the expiration of 90 calendar days after the actual pricing date for the relevant Offering or (ii) if pricing of the relevant Offering does not occur on or before the relevant Outside Time, as of the Outside Time.

4. The Company shall use its best efforts to do all things required of the Company, including without limitation pursuant to Section 7 of the relevant Existing Registration Rights Agreement (and notwithstanding any time periods set forth therein that would be inconsistent with the time periods set forth herein), to permit the launch of any Offering as directed by the Requesting Shareholder (so long as such direction would cause the Offering to occur within the Offering Period). In the event the Company's efforts fail, however, the Offering Period shall be deemed to be extended for all purposes of this letter agreement by one day for each day by which the launch of the proposed Offering is delayed as a result of such failure; provided, however, that the Requesting Shareholder may cancel the proposed Offering if the pricing of the Offering is delayed by more than 15 calendar days as a result of such failure (or by more than 30 calendar days in the case of a delay resulting from a Disadvantageous Condition (as hereinafter defined) pursuant to paragraph 6 hereof), in which case the relevant Offer Notice, Demand Notice (if any) or Priority Notice, as applicable, shall be deemed null and void (and, in the case of a Demand Notice, shall not count as a Demand pursuant to paragraph 1). Notwithstanding anything to the contrary in the Existing Registration Rights Agreements, the Company shall not be required to pay Registration Expenses pursuant to Section 5 of the Existing Registration Rights Agreements for more than three Nestlé Offerings or more than two Novartis Offerings, whether or not the Registration Statement in respect of such Offering becomes effective and whether all, none or some of the Registrable Securities are sold pursuant to the applicable Registration Statement; provided that if the Company delivers a notice of Disadvantageous Condition with respect to a proposed Offering, such proposed Offering shall be included as one of the three (in the case of Nestlé) or two (in the case of Novartis) Offerings subject to the foregoing limitation only if such proposed Offering is completed.

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5.   If requested by a Shareholder in any Offering, the Company shall have appropriate officers of the Company (i) prepare and make presentations at any "road shows" and before analysts and rating agencies, as the case may be, and (ii) otherwise use their reasonable efforts to cooperate as requested by the Shareholder in the offering, marketing or selling of the Registrable Securities.

6.   Notwithstanding anything to the contrary in either Existing Registration Rights Agreement or in this letter agreement, with respect to any Registration Statement filed, or to be filed, pursuant to either Existing Registration Rights Agreement, if there is material non-public information regarding the Company that relates to (i) a significant business opportunity (including the acquisition or disposition of assets (other than in the ordinary course of business) or any merger, consolidation, share exchange, spin-off, restructuring, reorganization, recapitalization, joint venture, tender offer or other similar transaction or corporate action) available to the Company or (ii) any other significant event or condition that, in the case of either clause (i) or (ii), the Company's board of directors (the "Board"), including a majority of the members of the Board that are members of the Audit Committee of the Board, reasonably determines to be significantly disadvantageous for the Company to disclose and which the Company is not otherwise required to disclose at such time (each, a "Disadvantageous Condition"), and the Company shall furnish to the Shareholder requesting registration of Registrable Securities a resolution of the Board stating that the Company is deferring such registration pursuant to this paragraph 6 and setting forth in reasonable detail the Disadvantageous Condition (giving due regard to any confidentiality or competitive considerations), its reasons for such judgment and an approximation of the anticipated delay, then the Company shall be entitled to defer the filing of such Registration Statement (and, in the case of a Shelf Registration Statement that has already been filed, the Company shall not be required to file any amendment or supplement thereto required to permit a proposed Offering), until the earlier of (x) 45 calendar days following the date such resolution was delivered to the Shareholder requesting registration and (y) the date such Disadvantageous Condition no longer exists (notice of which the Company shall promptly deliver to the Shareholder requesting registration) (such period, a "Delay Period") and upon receipt of any such notice of a Disadvantageous Condition the relevant Shareholder shall discontinue use of the prospectus contained in any such Registration Statement that has already been filed and, if so directed by the Company, shall deliver to the Company all copies, other than permanent file copies then in its possession, of the prospectus then covering such Registrable Securities current at the time of receipt of such notice. The Company shall use commercially reasonable efforts to cause any Disadvantageous Condition arising under clause (ii) above to be resolved as promptly as practicable to permit the contemplated Offering to proceed. The Company shall not be entitled to furnish more than one

notice of Disadvantageous Condition to Nestlé in any twelve-month period, or more than one notice of Disadvantageous Condition to Novartis in any twelve-month period, in each case with respect to any Disadvantageous Condition arising under clause (i) above. The Company shall not be entitled to furnish more than one notice of Disadvantageous Condition arising under either clause (i) or (ii) above with respect to the same or substantially similar facts and circumstances.

7.   Each Shareholder hereby confirms that it has been advised that U.S. securities laws may prohibit a person who has material non-public information about a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person may purchase or sell such securities. During a Delay Period the Shareholder requesting registration shall not offer or sell any securities of the Company in a manner that would reasonably be expected to result in liability to the Company or such Shareholder under U.S. securities laws to the extent any such liability would arise out of the use (or non-disclosure) of the information contained in the resolution of the Board stating that the Company is deferring the requested registration pursuant to paragraph 6.

8.   All notices, requests and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, telecopier, courier service or personal delivery addressed to the recipient thereof in the manner set forth below, or at such other address as such recipient shall have furnished in writing to the other parties hereto in the manner set forth herein (and shall be deemed given upon delivery if delivered personally, when telecopied if receipt confirmed or when mailed if sent by registered or certified mail). References in this letter agreement to the "date" of a notice shall be deemed to refer to the date such notice is deemed given as set forth above.

The Company:

Alcon, Inc.
P.O. Box 62
Bösch 69CH-6331 Hünenberg
Switzerland

Attention: Elaine Whitbeck, Esq.
             General Counsel
Facsimile: +41 41 785 8887

With a copy to:

Alcon Laboratories, Inc.
6201 South Freeway

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Fort Worth, TX 761340

Attention: Elaine Whitbeck, Esq.
                   General Counsel
Facsimile: (817) 568-7579

Nestlé:

Nestlé S.A.
Avenue Nestlé 55
1800 Vevey
Switzerland

Attention: Group General Counsel
Facsimile: + 41 21 924 4592

With a copy to:

Cravath, Swaine & Moore LLP
825 Eighth Avenue
Worldwide Plaza
New York, New York 10019

Attention: Alan C. Stephenson, Esq.
                   Robert I. Townsend, Esq.
Facsimile: (212) 474-3700

Novartis:

Novartis AG
Lichtstrasse 35
4056 Basel
Switzerland

Attention: Group General Counsel
Facsimile: + 41 61 324 7826

With a copy to:

Allen & Overy LLP
1221 Avenue of the Americas
New York, New York 10020

Attention: Eric S. Shube, Esq.
Facsimile: (212) 610-6399

9.   The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder will cause irreparable

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injury to the other party, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party's obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder, in addition to any other rights or remedies available hereunder or at law or in equity.

10. In the event of any inconsistency between the Nestlé Registration Rights Agreement and the Novartis Registration Rights Agreement, on the one hand, and this letter agreement, on the other hand, this letter agreement shall govern. Sections 13, 14, 15, 16, 17 and 18 of each Existing Registration Rights Agreement are incorporated by reference herein, *mutatis mutandis*. Except as expressly modified hereby, each Existing Registration Rights Agreement shall continue in full force and effect in accordance with its terms.

11. In addition to the requirements set forth in the Existing Registration Rights Agreements, any transfer of rights pursuant to Section 11 thereof shall be effective only upon receipt by the Company of a written agreement from the Transferee to be bound by the terms of this letter agreement.

12. This letter agreement shall terminate automatically upon the Second Stage Closing (as defined in the Purchase and Option Agreement).

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If you are in agreement with the foregoing, please sign and return to the Company the enclosed copy of this letter agreement, and upon execution by each of the Company, Nestlé and Novartis it shall become a binding agreement among us.

Very truly yours,

ALCON, INC.,

by
/s/ Elaine E. Whitbeck
Name: Elaine E. Whitbeck
Title: General Counsel
and Corporate Secretary

Accepted and agreed as of the date first above written:

NESTLÉ S.A.,

by
/s/ Hans Peter Frick
Name: Hans Peter Frick
Title: Senior Vice President

Accepted and agreed as of the date first above written:

NOVARTIS AG.,

by
/s/ Greg Parekit   /s/ Marvelle Sullivan
Name: Greg Parekit   Name: Marvelle Sullivan
Title: Authorized Signatory   Title: Authorized Signatory